Exhibit 99.1

Bitauto Announces First Quarter 2013 Results

BEIJING, May 9, 2013 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 20131.

First Quarter 2013 Highlights

•	Revenue in the first quarter of 2013 was RMB239.5 million (US$38.6 million), a 34.6% increase from the corresponding period in 2012.

•	Gross profit in the first quarter of 2013 was RMB185.0 million (US$29.8 million), a 35.3% increase from the corresponding period in 2012.

•	Operating profit in the first quarter of 2013 was RMB19.7 million (US$3.2 million), a 1.3% increase from the corresponding period in 2012.

•	IFRS profit in the first quarter of 2013 was RMB19.7 million (US$3.2 million), a 25.6% increase from the corresponding period in 2012.

•	Non-GAAP profit in the first quarter of 2013 was RMB23.2 million (US$3.7 million), a 29.1% increase from the corresponding period in 2012.

Mr. William Li, chief executive officer of Bitauto commented, “I am pleased to announce that we saw healthy year-over-year revenue growth of 34.6% in the first quarter, in line with our guidance. To best reflect developments in Bitauto’s business, we are now reporting four business segments: the bitauto.com advertising business, the EP platform business, the taoche.com business and the digital marketing solutions business.”

“Our new EP platform business segment experienced encouraging revenue growth of 45.9% compared to the corresponding period last year,” Mr. Li added. “The bitauto.com advertising business was our strongest revenue driver with year-over-year revenue growth of 56.8%. The rapid growth of our core businesses reflects the continuing ability of bitauto.com advertising and EP platform to respond to the needs of automakers and auto dealers.”

Mr. Li continued, “Looking forward, we plan to continue executing on our three core growth strategies. First, we will continue to enhance the services and products available on the EP platform, and increase subscribers’ use of the platform’s extensive functionalities. Second, we will continue to raise awareness of the Bitauto brands. Third, we will continue to invest in our used car business. We are confident this approach will help us deliver a solid performance going forward.”

[1]

This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Andy Zhang, chief financial officer of Bitauto, commented, “In the first quarter, we continued to invest in service and product development, expand our sales network and increase marketing and promotional activities. While this impacted our operating profit for the first quarter, we are confident that these investments will help us build on the inherent scalability of the Bitauto businesses and deliver sustainable, long-term growth.”

Recent Business Updates

•

As of March 31, 2013, the Company had a total of 41,640,890 ordinary shares, with 22,492,809 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the first quarter of 2013 were calculated using a weighted average of 39,432,710 and 41,111,903 ADSs, respectively.

•

In 2013, the management started to oversee and monitor the Company’s businesses in four business segments. Bitauto now reports: the bitauto.com advertising business, the EP platform business, the taoche.com business and the digital marketing solutions business. In particular, the previous bitauto.com business is now divided into the bitauto.com advertising business and the EP platform business. For a description of each business segment, please refer to the “About Bitauto Holdings Limited” section.

First quarter 2013 Results

Bitauto reported revenue of RMB239.5 million (US$38.6 million) for the first quarter of 2013, representing a 34.6% increase from the corresponding period in 2012. The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue for the first quarter of 2013 was RMB54.5 million (US$8.8 million), representing a year-over-year increase of 32.2% from RMB41.2 million (US$6.6 million). Cost of revenue as a percentage of revenue in the first quarter of 2013 was 22.8%, compared to 23.2% in the corresponding period in 2012. The increase in cost of revenue was mainly due to an increase in content distribution costs and an increase in higher-direct-cost services.

Gross profit for the first quarter of 2013 was RMB185.0 million (US$29.8 million), representing a 35.3% increase from the corresponding period in 2012.

Selling and administrative expenses were RMB146.4 million (US$23.6 million) for the first quarter of 2013, representing an increase of 33.9% from the corresponding period in 2012. This increase was primarily attributable to an increase in expenses relating to the Company’s search engine, navigation site and Shanghai auto show marketing efforts, as well as an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses were RMB18.9 million (US$3.0 million) for the first quarter of 2013, a 139.2% increase from the corresponding period in 2012. The increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB3.5 million (US$0.6 million) in the first quarter of 2013, compared to RMB2.3 million (US$0.4 million) in the corresponding period in 2012. The increase was mainly due to the issuance of new options granted in August 2012.

Operating profit in the first quarter of 2013 was RMB19.7 million (US$3.2 million), representing a 1.3% increase from the corresponding period in 2012. The minor increase was mainly due to continued investments in product development and the expansion of our regional sales network.

Income tax expense in the first quarter of 2013 was RMB1.7 million (US$0.3 million), compared to an income tax expense of RMB2.8 million (US$0.5 million) in the corresponding period in 2012.

IFRS profit in the first quarter of 2013 was RMB19.7 million (US$3.2 million), a 25.6% increase from the corresponding period in 2012. Basic and diluted profit per ADS, each representing one ordinary share, in the first quarter of 2013 amounted to RMB0.50 (US$0.08) and RMB0.48 (US$0.08), respectively.

Non-GAAP profit in the first quarter of 2013 was RMB23.2 million (US$3.7 million), a 29.1% increase from the corresponding period in 2012. Non-GAAP basic and diluted profit per ADS in the first quarter of 2013 amounted to RMB0.59 (US$0.09) and RMB0.56 (US$0.09), respectively.

Business Segment Results

Revenue from the bitauto.com advertising business for the first quarter of 2013 was RMB109.6 million (US$17.6 million), representing a 56.8% increase from the corresponding period in 2012. The increase was attributable to better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com advertising business for the first quarter of 2013 was RMB13.3 million (US$2.1 million), representing a year-over-year decrease of 18.3% from RMB16.3 million (US$2.6 million). The decrease was primarily because a majority of revenues for the bitauto.com advertising business are now subject to the value-added tax, which is an output tax and not recognized as cost of revenues. Previously, such revenues were subject to business tax, which was recorded directly as cost of revenues. Cost of revenue as a percentage of revenue in the first quarter of 2013 was 12.2%, compared to 23.3% in the corresponding period in 2012.

Gross profit from the bitauto.com advertising business for the first quarter of 2013 was RMB96.3 million (US$15.5 million), representing a 79.7% increase from the corresponding period in 2012.

Operating profit from the bitauto.com advertising business for the first quarter of 2013 was RMB21.1 million (US$3.4 million), representing a 59.9% increase from the corresponding period in 2012. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the first quarter of 2013 was RMB92.8 million (US$14.9 million), representing a 45.9% increase from the corresponding period in 2012. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription from the corresponding period in 2012. The company recorded 23,963 months of paid subscription for the period.

Cost of revenue for the EP platform business for the first quarter of 2013 was RMB20.1 million (US$3.2 million), representing a year-over-year increase of 208.4% from RMB6.5 million (US$1.0 million). This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities, as well as an increase in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information. Cost of revenue as a percentage of revenue in the first quarter of 2013 was 21.6%, compared to 10.2% in the corresponding period in 2012.

Gross profit from the EP platform business for the first quarter of 2013 was RMB72.7 million (US$11.7 million), representing a 27.4% increase from the corresponding period in 2012.

Operating profit from the EP platform business for the first quarter of 2013 was RMB12.0 million (US$1.9 million), representing a 44.5% increase from the corresponding period in 2012. The increase was in line with the revenue growth.

Revenue from the taoche.com business for the first quarter of 2013 was RMB3.0 million (US$0.5 million), representing a 39.5% decrease from the corresponding period in 2012. This decrease was the result of a sales policy adjustment, which led to a reduction in fee-paying dealer customers.

Cost of revenue for the taoche.com business for the first quarter of 2013 was RMB4.2 million (US$0.7 million), representing a year-over-year decrease of 16.4% from RMB5.1 million (US$0.8 million).

Gross loss from the taoche.com business for the first quarter of 2013 was RMB1.2 million (US$0.2 million), compared to a gross loss of RMB0.04 million (US$0.01 million) in the corresponding period in 2012.

Operating loss from the taoche.com business for the first quarter of 2013 was RMB6.5 million (US$1.0 million), compared to an operating loss of RMB5.6 million (US$0.9 million) in the corresponding period in 2012. This was due to continued investments in the taoche.com business.

Revenue from the digital marketing solutions business for the first quarter of 2013 was RMB34.1 million (US$5.5 million), representing a 13.6% decrease from the corresponding period in 2012, which reflects a decrease in spending on advertising and events by certain customers in the first quarter.

Cost of revenue for the digital marketing solutions business for the first quarter of 2013 was RMB16.9 million (US$2.7 million), representing a year-over-year increase of 26.4% from RMB13.4 million (US$2.2 million) in the corresponding period in 2012. The increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business for the first quarter of 2013 was RMB17.2 million (US$2.8 million), representing a 34.1% decrease from the corresponding period in 2012.

Operating loss from the digital marketing solutions business for the first quarter of 2013 was RMB7.0 million (US$1.1 million), compared to an operating profit of RMB3.5 million (US$0.6 million) in the corresponding period in 2012. This was primarily due to a decrease in revenue and an increase in cost of revenue in the digital marketing solutions business.

As of March 31, 2013, the Company had cash and cash equivalents of RMB539.7 million (US$86.9 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in the first quarter of 2013 were RMB29.6 million (US$4.8 million), RMB30.8 million (US$5.0 million), and RMB0.1 million (US$0.02 million), respectively.

Gross billings2 in the first quarter of 2013 was RMB310.6 million (US$50.0 million), compared to RMB270.7 million (US$43.6 million) in the corresponding period in 2012.

[2]

For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB28.7 million (US$4.6 million) as of March 31, 2013, compared to RMB68.8 million (US$11.1 million) as of December 31, 2012.

Trade receivables was RMB540.5 million (US$87.0 million) as of March 31, 2013, compared to RMB472.1 million (US$76.0 million) as of December 31, 2012. This increase was due to an increase in gross billings.

The number of employees totalled 1,998 as of March 31, 2013, representing an 8.6% increase from the same period in 2012. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network from 117 to 140 locations.

Second Quarter 2013 Outlook

Bitauto currently expects to generate revenue in the range of RMB325.0 million (US$52.3 million) to RMB335.0 million (US$53.9 million) in the second quarter of fiscal year 2013, representing a 31.2% to 35.3% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB1.23 (US$0.20) to RMB1.28 (US$0.21) in the second quarter of 2013.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on Thursday, May 9, 2013 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-3541-231 or +1-866-519-4004
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381

Conference ID:	35502270

A replay of the conference call may be accessed by phone at the following number until May 16, 2013:

US:	+1-855-452-5696
International:	+61-2-8199-0299

Conference ID:	35502270

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter of 2013 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; its expectations regarding demand for and market acceptance of its services and service delivery model; its expectations regarding enhancing the brand recognition; its expectations regarding keeping and strengthening its relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to its businesses, automobile purchases and ownership in China; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	March 31, 2012	March 31, 2013
	Unaudited	Unaudited
Revenue	177,971,414	239,495,112
Cost of revenue	(41,247,683)	(54,514,483)

Gross profit	136,723,731	184,980,629
Selling and administrative expenses	(109,383,139)	(146,413,447)
Product development expenses	(7,891,469)	(18,874,511)

Operating profit	19,449,123	19,692,671
Other income	847,916	1,199,231
Other expenses	(1,178,140)	(1,840,503)
Interest income	757,876	2,298,179
Interest expense	(1,382,965)	(120,246)
Share of (losses)/profits of an associate and a jointly controlled entity	(14,710)	220,527

Profit before tax	18,479,100	21,449,859
Income tax expense	(2,792,104)	(1,741,654)

Profit for the period	15,686,996	19,708,205

Total comprehensive income for the period	15,072,821	21,607,627

Other Financial Data (unaudited)
Non-GAAP profit for the period	17,962,792	23,190,119

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	March 31, 2012	March 31, 2013
	Unaudited	Unaudited
Profit for the period	15,686,996	19,708,205
Share-based payments	2,275,796	3,481,914

Non-GAAP profit for the period	17,962,792	23,190,119

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	March 31, 2012	March 31, 2013
	Unaudited	Unaudited
Assets
Trade receivables	392,622,098	540,513,136
Bills receivables	30,652,109	28,740,000
Cash and cash equivalents	551,459,985	539,658,238
Other current assets	82,023,652	80,385,891
Non-current assets	143,917,227	208,161,236

Total assets	1,200,675,071	1,397,458,501

Liabilities
Trade payables	122,707,571	124,688,815
Other current liabilities	211,387,994	253,185,679
Non-current liabilities	9,096,208	6,690,083

Total liabilities	343,191,773	384,564,577

Total equity	857,483,298	1,012,893,924

Total liabilities and equity	1,200,675,071	1,397,458,501

Operating Segment Information

RMB000s (unaudited)	Three months ended
	March 31, 2012	% of Revenue	March 31, 2013	% of Revenue	% Change
bitauto.com advertising business
- Revenue	69,907		109,607		56.8%
- Gross profit	53,596	76.7%	96,288	87.8%	79.7%
- Operating profit	13,193	18.9%	21,101	19.3%	59.9%
EP platform business
- Revenue	63,586		92,763		45.9%
- Gross profit	57,083	89.8%	72,705	78.4%	27.4%
- Operating profit	8,316	13.1%	12,013	13.0%	44.5%
taoche.com business
- Revenue	5,019		3,036		(39.5%)
- Gross profit	(40)	(0.8%)	(1,191)	(39.2%)	2,877.5%
- Operating profit	(5,569)	(111.0%)	(6,456)	(212.6%)	15.9%
Digital marketing solutions
- Revenue	39,459		34,089		(13.6%)
- Gross profit	26,084	66.1%	17,179	50.4%	(34.1%)
- Operating profit	3,509	8.9%	(6,965)	(20.4%)	(298.5%)